As filed with the Securities and Exchange Commission on March 28, 2008

                                                 Registration File No. 000-16974

     =====================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                                 Millennia, Inc.
             (Exact name of registrant as specified in its Charter)

        Nevada                                               59-2158586
        (State or other jurisdiction of                      (I.R.S. Employer
        incorporation or organization)                       Identification No.)
        2591 Dallas Parkway, Suite 102
        Frisco, Texas                                             75034
        (Address of registrant's principal executive offices)     (Zip Code)

                    (972) 963-0000: Issuer's telephone number

     Securities to be registered pursuant to Section 12(b) of the Act: None.

        Securities to be registered pursuant to Section 12(g) of the Act
                         Common Stock, $0.001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer[ ]                        Accelerated filer[ ]

Non-accelerated filer[ ]                          Smaller reporting company[X]
(Do not check if a smaller reporting company)


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                                TABLE OF CONTENTS

Note: A Form 10SB was filed with the commission on January 28, 2008 and a first amendment filed on March 11, 2008. On March 26, 2008, the Form 10SB was withdrawn in order to prevent it from becoming automatically effective. The information about Millennia, Inc. is being refiled on Form 10 as a Smaller Reporting Company and to answer the comments received from the Staff on March 25, 2008 in response to Amendment No. 1.

PART I.........................................................................1
   Item 1.        Description of Business......................................1
   Item 2.        Financial Information........................................9
   Item 3.        Properties..................................................12
   Item 4.        Security Ownership of Certain Beneficial Owners
                  and Management..............................................12
   Item 5.        Directors and  Executive Officers...........................13
   Item 6.        Executive Compensation......................................14
   Item 7.        Certain Relationships and Related Transactions..............14
   Item 8.        Legal Proceedings...........................................15
   Item 9.        Market Price of and Dividends on the Registrant's Common
                  Equity and Related Shareholder Matters......................16
   Item 10.       Recent Sales of Unregistered Securities.....................16
   Item 11.       Description of Registrant's Securities to be Registered.....16
   Item 12.       Indemnification of Directors and Officers...................18
   Item 13.       Financial Statements and Supplementary Data.................21
   Item 14.       Changes in and Disagreement with Accountants on Accounting and Financial Disclosure....................................21
   Item 15.       Financial Statements and Exhibits...........................21





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Introductory Note

This Registration Statement on Form 10 contains "forward-looking statements". These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements.

Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

Any forward looking statements are not at this time subject to the Safe Harbor from liability provided by the Private Securities Litigation Reform Act of 1995.

Unless otherwise noted, the terms "Millennia," the "Company," "we," "us," and "our" refer to past and ongoing business operations of Millennia, Inc.

Certain industry data disclosed in this report have been obtained from industry and government publications, as indicated.

PART I

Item 1. Description of Business.

The Company was incorporated in the State of Florida in 1982 under the name of S.O.I. Industries, Inc. and changed its state of incorporation to the State of Delaware in 1987. On December 10, 1996, the Company changed its name to Millennia, Inc. In February 2005 the Company changed its state of incorporation to the State of Nevada.

Since its inception the Company has been a diversified management company engaged, through its affiliates and subsidiaries. in various businesses. The Company's primary business has been to acquire and operate business operations through affiliates and subsidiaries and to provide management expertise to the affiliates and subsidiaries. Consequently, the Company has never had any operations of its own that were not part of one of its affiliates and/or subsidiaries.

Until 1998 the Company's common stock was listed on the American Stock Exchange. In the same year, its common stock was involuntarily delisted from the Exchange due to a failure to meet the qualifications for continued listing, and subsequently in November 1998 the Company filed a Form 15 with the Securities and Exchange Commission, terminating its Registration and duty to file Reports with the Commission. Accordingly, the Company became a non-reporting company, with its common shares being traded in the OTC Pink Sheets under the symbol "MENA".


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From November 1998 to January 2005, the Company had no business  operations.  In
January 2005 it acquired 100% of the common stock of Thoroughbreds, Inc., ("Thoroughbreds"), which became a wholly owned subsidiary of the Company and recommenced operations.

In reactivating the Company, management sought a business that it was highly familiar with and did not have to rely on the expertise of others and also which presented an opportunity to increase shareholder value if successful. Kevin B. Halter and Pam Halter have been involved in the thoroughbred industry for over 27 years.

In the event that we are unable to accomplish our goals and have to cease operations of the Company, we have no other plans than to become once again a dormant corporation. However, Pam Halter has agreed to loan up to $2,000,000 to the Company to fund its business plans. Such commitment is in the form of a promissory note issued on December 31, 2004. Such note is payable upon demand on or after March 31, 2009, although Ms. Halter has orally committed that no demand will be made for repayment prior to December 31, 2009, and the full amount of the note will be available to the Company until that date.

Thoroughbreds, Inc. was incorporated in the State of Nevada in March 2000 and commenced operations in 2003. Thoroughbreds' business initially was to buy and sell thoroughbred horses of every age from broodmares, weanlings, yearlings, to horses of racing age. Thoroughbreds did not engage in any racing activities. Thoroughbreds changed its business plan in 2005 to concentrate on actual racing activities in addition to buying and selling horses through auctions.

The thoroughbred business is a capital intensive operation by virtue of the investment in livestock and is highly competitive. Ownership of horses is usually by individuals rather than corporations. We are a very small competitor in the horse racing industry. Due to our limited capital, we are only able to buy a small number of horses which we believe are reasonably priced (in the range of $25,000 to $100,000). Some of our competitors are wealthy individuals who can afford to purchase high dollar horses, which can cost from $500,000 up to $5 million each. Others are major breeders of horses whose operations produce a great quantity of horses. Accordingly, our method of competition is to buy a few promising young horses at auctions whose pedigrees we believe indicate potential talent. The principal advantages held by our more wealthy competitors are they can own more expensive horses from better bloodlines, giving them a better chance of success on the track, and they can own a larger number of horses, which they can deploy in various racing venues according to their believed chances of success. On the other hand, these differences do not affect the training, care and feeding of the horses, which are equivalent both in terms of cost and quality regardless of the price of the horse. In addition the price of a racehorse is not always an indication of its success, and an inexpensive horse can also become a winner and produce a good financial return.

Thoroughbreds' primary business is to develop young horses that may have the potential of becoming outstanding race horses and thus increase in value in addition to the purse revenues they generate. We strive to purchase horses whose sires and dams were winners at stakes races. The increase in the value of a horse occurs when it gains success in the races it enters. Such value is manifested in the price for which it can be sold and in the revenue it can produce as a broodmare or as a stallion. Young, unraced or lightly-raced horses create an interesting business opportunity, since no one really knows their true potential until they start their career at the track. Some horses develop



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earlier  than  others,  and some do not show  their  best  potential  until they mature. Accordingly, not until they actually start racing does one know their true talent and true potential. Horses with excellent pedigree will always have a value whether they race or not as they can always be used as broodmares or studs. Defining "excellent pedigree" implies that the bloodline of a horse shows that the parentage is from successful race horses with equally good bloodlines.

To accomplish our goals, we buy yearlings and two year olds at various auctions. These horses have never raced, and their potential success and value are unknown.

All thoroughbred horses have common birthdays on January 1, regardless when they are born. Thoroughbred horses are bred to be born anywhere from January to June. So if a horse is born in June, it is considered a late foal. If it is born in January, it is considered an early foal. An early foal is preferred over a late foal, since a horse born in June will officially be one year old on January 1, when in reality it is only six months old. Horses are called weanlings until they reach the age of one yearlings until they reach the age of two. We do not buy weanlings because of the cost of upkeep and the time delay until they can begin training.

During 2007, we owned a total of 29 thoroughbred horses. Of these 28 were horses of racing age and racing at various race tracks in the United States, and one was a yearling. Horses are considered to be of "racing age" at age 2. Currently, as of March 28, 2008, we owned 20 horses. In the spring of 2008 we plan to purchase approximately five two-year olds at auctions. The auctions occur each year during March, April and June. We plan to spend between $200,000 and $300,000 at auction, and such funds will be derived from the Company's assets from sales of other horses as we continually adjust our inventory or from further advances from management under the $2,000,000 note.

The value of horses increases or decreases based upon their performance at the track, their pedigree and their upside potential. The business plan of Thoroughbreds is to own approximately 5-8 two year olds each year who will start their racing career with us and hopefully turn out to be top performers and money winners. We concentrate on acquiring horses with good pedigrees, whose sires and/or dams were winners of stakes races or stakes producers (offspring of the dam) and have done well financially in their careers, meaning that we try to acquire horses whose sire has been a stakes race winner and has recorded purses of $1 million or more, and whose dam has also been a stake races winner. Like all owners, we strive to have horses good enough to compete in the upper level of the racing world, in races such as the Kentucky Derby, Belmont Stakes, and the Preakness Stakes, in addition to the Breeders' Cup races. If a horse can come in first, second, or third in any one of these races, its value increases dramatically. If it is a colt, after its racing career is over he can become a high demand sire and generate substantial income. If it is a filly, then her value as a broodmare could increase significantly.

Theoretically, any horse can enter most of the major races if they pay the nomination fee; however in practice, only those horses that have won stakes races usually compete. Also, if more horses are entered than the number that is allowed to race in a particular race, they will be ranked by their accumulated earnings, and the highest earners will make it into the race. In order to compete in the Breeders' Cup races, horses have to be nominated by August 1 of



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their weanling year. Only horses who are sired by stallions  properly  nominated to the Breeders' Cup are eligible to be nominated. Nominated horses are eligible to participate in all the various Breeders' Cup Stakes held at numerous race tracks in North America. Once a horse has been nominated, it becomes eligible to enter such races. The nomination process involves filling out a one-page form and the payment of $500 per horse, and may be made by the owner or the trainer. Once nominated, there is no approval process by any governing body.

In order to participate in the Triple Crown races (Kentucky Derby, Preakness Stakes and Belmont Stakes, a horse has to be nominated by a set deadline each year during the month of January of the year the event is held. A nomination fee of $600 has to be paid for each horse. Only three-year old thoroughbred horses are eligible to participate in the Triple Crown races. Two of our three-year olds have been nominated. (See the list below). Nominated horses are ranked by each track according to the lifetime winnings, eliminating but of the most successful horses nominated.

Thoroughbred horse racing is sanctioned and regulated by state governments. Currently it is legalized in 32 states. As licensed owners, we are allowed to race our horses in any jurisdiction. In 2007 we raced our horses in Texas, Florida, Kentucky, West Virginia, Ohio, Oklahoma and Pennsylvania. We plan a similar schedule for 2008, adding Arkansas and Louisiana to the list. Individual horses are not licensed, but rather are registered at birth by the Jockey Club, which has been the official breed registry for thoroughbred horses in the U.S., Canada and Puerto Rico since 1899. Owners' licenses are issued by individual states and are generally valid for one to three years. The following table presents our current racing licenses, and their expiration dates and renewals fees:

                Texas                    $75 per year - expires 04-30-2010
                Louisiana                $25 per year - expires 06-30-08
                Arkansas                 $20 per year - expires 12-31-08
                Kentucky                 $100 per year - expires 12-31-08
                Ohio                     $50 per year - expires 12-31-08
                West Virginia            $15 per year - expires 12-31-08
                Florida                  $40 per year - expires 06-30-08

Some jurisdictions offer multiple year licenses, some only yearly licenses. We only renew licenses in states where we plan to race. Each license allows us to race as many horses as we want in the state. Licenses are issued immediately upon application. Thus, for example, if we ship a horse to California and we do not have an existing license in that state, we would simply call the racing office at the track and they would fax us an application form and upon return of same, the license would be issued immediately. Recently there has been a movement to create a national license. So far 25 states are participating including all of the states listed above. Under said program, one application would be sent to the National Racing Compact Program ("NRC"), together with a three-year licensing fee of $225. Thereafter every time we would want to race in a state that participates in the program, we would not have to fill out a new application, but simply pay the appropriate licensing fee for said state directly to the NRC. We do not currently participate in the NRC.



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Our  decision as to where to race some of our horses is based on many  different factors, which include the location of a trainer, the quality of competition at various tracks, the purse structure of various tracks, the duration of the meet, and geographic consideration. The best known race tracks in the United States and which also have the highest daily purses, are Oak Lawn Park (Arkansas) Del Mar, Hollywood Park, Santa Anita (California), Gulfstream Park (Florida), Arlington Park (Illinois), Churchill Downs (Kentucky), Fair Grounds (Louisiana), Aqueduct, Belmont Park, and Saratoga (New York). The higher the daily purse distribution structure, the better quality of horses that run at such tracks. Accordingly, it is sometimes better strategy to run at a smaller track where the quality of horses and competition will be lesser than at major tracks, but the chances of winning are greater. The key to the decision as to where to send our horses (which trainer and which track) entails the evaluation of the caliber of horses we have in relation to the competitor they will face. We always maintain a goal of achieving wins for our horses.

There are several different types of races. Stakes races are intended to attract the best horses; they usually carry higher purses. Allowance races are best regarded as a non-claiming event (horses that are not for sale) intended for horses not yet ready for stakes competition. Claiming races, which represent approximately 70% of all races, are intended for horses that are for sale at a specified claiming price. Claiming prices are used to guarantee the quality of the competition will be relatively even. Purses for claiming races are lower than those for stakes races, and range from a low of $3,000 to as much as $50,000 depending on the track, the conditions of entry and the claiming price. For example, maiden races are for horses that have never won a race, and all horses usually start in a maiden race the first time out. Purses at stakes races are higher, and may start at a low of $15,000 to $25,000 for races at smaller tracks. Purses can range to $100,000 for races at larger tracks, and a few very high-end events (such as the Dubai World Cup) can offer purses of several million dollars.

With the exception of Maiden races which are reserved for horses that have never won a race, we can enter our horses into any race where they meet the conditions described for the race. Races are written either without conditions or with conditions. For example, there are races for horses who have not won 2 races, not won 3 races, not won 4 races, or have not won a race during a calendar year.
 It is to our advantage to race horses under specific "conditions" where they can compete with other horses with similar "conditions". Once a horse has exhausted all of its "conditions", he or she will have to run in "open" races. An "open" race has no conditions other than possibly the age of the horses. Fillies can enter and run against male horses, but male horses cannot enter filly/mare races. Accordingly we chose races into which we enter our horses based upon what we feel will give our horses the best chance to win. Some horses like turf racing, some don't. Some do well on a sloppy track, some don't. Some horses prefer going route races (mile or over), while some prefer shorter distances.

As of March 28, 2008, we owned the following horses:

Notes:    (1)  after  the name of the  horse in  parenthesis  is the name of the sire followed by the name of the dam (mother).
          (2)  BC  designates  that the horse is eligible for the  Breeders' Cup races.
          (3)  TC  designates  that the horse is eligible  for the Triple  Crown races.
          (4)  complete race records indicate number of life time starts, number



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               of first,  second and third  place  finishes  and also total life time earnings (as of March 28, 2008).
          (5) homebred designates a horse that was born from one of our own mares, thus no purchase price is shown. Currently we no longer own any mares.

4 yr old Colt - HUNTERPUNTER (Albert the Great/Expect Anna) Florida bred - BC - 24-5-2-1 $26,012 (homebred).

4 yr old Filly - PEDALONTHEMETAL (Straight Man/Cielamour) Florida bred - BC - 12-2-2-1 $22,189 Purchased for $9,000.

4 yr old Colt - THANK YOU AMERICA (Golden Missile /Mary Margaret)  Kentucky bred
- BC - 15-2-1-1 $11,521 Purchased for $80,000.

4 yr old Colt - HONOR AMERICA (Honour and Glory/Late  Sailing) Florida bred - BC
- 22-3-7-3 $57,184 Purchased for $29,000.

4 yr old Filly - A BEAUTIFUL DREAM (Silver Deputy/Wheatly Special) Kentucky bred
- BC - 13-1-2-1 $28,656 Purchased for $85,000.

4 yr old filly - SEGUIN LIGHTHOUSE (Buddha/Statuesque) Kentucky bred 12-3-1-2 $59,559 purchased for $16,000.

4 yr old Gelding - EAGLE TWO HUNDRED (Indian Charlie/Direct Deposit) Kentucky bred - 18-3-6-3 $54,940 Purchased for $20,000.

4 yr old Gelding - TATES MANDATE (Perfect Mandate/Like her Style) California bred - 13-3-4-1 $26,371 Purchased for $20,000.

3 yr old Bay Colt - RAINBOW OF DREAMS (Volponi/Quon) Florida bred -BC - 9-0-2-2 $6,340 (homebred).

3 yr old Filly - NO TEARS IN HEAVEN (Volponi/Expect Anna) Florida bred - BC - 9-2-1-1 $13,095 Purchased for $17,500.

3 yr old Filly - RHAPSODY OF DREAMS (Impeachment /Fenter Given) Florida bred - BC - 13-1-9-0 $31,962 Purchased for $2,500.

3 yr old Colt - DREAM OF ROSES (Volponi/Mara Queen) Florida bred - BC - TC - 4-1-0-1 $7,505 Purchased for $11,000.

3 yr old Colt - PURSUE A DREAM (Macho Uno/Kitty of the Track) Kentucky bred - BC
- 6-2-1-0 $46,640 Purchased for $25,000.

3 yr old Colt- OCEAN OF DREAMS (Wekiva Springs/Double Dani) Florida bred - BC - TC - 8-2-1-2 $32,767 Purchased for $10,000.



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3 yr Colt - MY ANGEL  (Silver  Charm/Vivid  Angel)  Kentucky bred - BC - 8-3-2-1
$30,787 Purchased for $45,000.

3 yr Colt - THANKS TO AN ANGEL (Stephen Got Even/Mary Margaret) Oklahoma bred -BC - 4-1-0-1 $12,245 Purchased for $37,000.

3 yr Colt - HELLO FROM HEAVEN (Aptitude/Tonight's Wager) Texas bred - BC - TC - 8-1-3-0 $23,687 Purchased for $150,000.

3 yr Filly - BARBI'S MISTY (Aggie Southpaw/Playing Star Again) Texas bred - 6-2-2-0 $23,088 Purchased for 25,000.

2 yr Filly PUTS AND CALLS (REPENT/Vogue Covergirl) Florida bred - BC - has not yet started.

2 yr. Filly - ANGEL IN HEAVEN (Smart Strike/Presumed Innocent) - Florida bred - BC Purchased for $110,000 - has not yet started.

While thoroughbred horse racing has many upsides and affords unique opportunities, it has major negative aspects also. One of the biggest negatives in owning race horses is that on any given day, a horse can take one wrong step and may never race again. Horses can only be insured for mortality. All of our horses are covered by insurance, which covers mortality only.

There is no health insurance available for thoroughbred race horses. Veterinarians are employed to care for sick horses, and if a life threatening illness or injury occurs, and medical treatment is not effective, the attending veterinarian consults with the insurer to decide if euthanasia is the proper outcome. Veterinary and healthcare costs are not a material expense to our business.

On the upside, horses can increase in value based upon their winnings on the track. As an example, our President Kevin B. Halter purchased a horse named Scatter Buy in September 1997 for $50,000 and resold said horse in November of the same year for $325,000. In addition, from the time of purchase until the time of sale, Scatter Buy earned $117,132 in purse revenue while racing in Florida. Another horse, Sheer Bliss was purchased by Mr. Halter in May 2000 for $40,000 and resold that same year in November for $485,000. In addition, from the time of purchase until the time of sale (six months), Sheer Bliss earned $90,412 in purse revenue while racing in Florida. The reason for the price increase in both of these horses can be directly attributed to their pedigree and race record (winning stakes races) which made them valuable broodmares for breeding purposes. Since the inception of Thoroughbreds, Inc., Mr. & Mrs. Halter have conducted all of their business of buying, selling and racing thoroughbred racehorses through the Throughbreds, Inc.

Buying and selling horses through auctions is a major part of the thoroughbred industry. At such auctions thoroughbred horsemen sell and buy broodmares, broodmare prospects, weanlings, yearling, and two-year-olds in training. Key elements such as pedigree, conformation, popularity of a sire, determine to a great extent the prices that individual horses bring. There are well known auctions where the best horses are usually sold and where people from around the world come to shop. The best known sales are held in Lexington, Kentucky (Keeneland September yearling sale, the November broodmare sale and the April 2



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year olds sale), Fasig-Tipton yearling sales in July held at Saratoga, New York;
The Fasig-Tipton 2 year olds sale at Calder Race track in Miami in February; The Ocala Breeders' Sales Co. February and March two year old Select sale in Ocala, Florida.

Male horses also present earning opportunities as studs if they can win substantial races during their career. Substantial races are defined as Graded Stakes Races, Breeders' Cup races and Triple Crown races. According to the industry bible, The Blood-Horse Stallion Register (www.stallionregister.com) there are currently 16 sires that charge $100,000 or more as stud fee, and usually cover around 100 mares each year. Currently there are 3 sires who have stud fee of $300,000 per mare, translating into an income in excess of $30 million per year for the owners of said horses. On the lower side of the spectrum, there are currently 16 sires whose fees are $25,000, 15 sires whose fees are $30,000, 7 sires whose fees are $35,000, 11 sires whose fees are $40,000, 9 sires whose fees are $50,000, 4 sires whose fees are $60,000, four sires whose fees are $75,000 and 2 sires whose fees are $80,000. Complete information on current stallions can be found at wwww.stallionregister.com. We do not own any horses that are currently in stud service.

Our mission and hope is that from the new two-year olds that start their racing career with us each year, some will turn out to become good and injury free race horses with significant earnings and that they will have residual value after their racing careers are over either as sires or as broodmares.

We utilize several different public trainers for our horses. A public trainer is defined as a trainer who trains for several different owners, as opposed to a private trainer who trains only for a particular owner. The great majority of trainers at race tracks are public trainers. Accordingly the dependence on any one particular trainer is not critical in the operations of our business. When looking for a trainer, we prefer high percentage winning trainers, and trainers that are well known and well respected at the various tracks they race. Our main trainers currently are John Locke from Texas and Jeff Radosevich from Ohio. Our better horses are usually kept with Mr. Locke as they race at higher level tracks; our lesser horses are usually sent to Mr. Radosevich as they race at smaller tracks where competition is at a lower level. Currently Mr. Radosevich is training only one of our horses, and all others are with Mr. Locke. Mr. Locke has been our main trainer since 2004, and we are his biggest client. There are no contractual obligations involved with hiring a trainer. They can be hired and replaced at will. Different trainers charge different training fees usually based upon their geographic locations. It usually costs more to utilize a trainer in New York and California then any other state. Trainers are paid a fixed amount per day per horse, plus 10% of the owner's share of purses received if a horse finishes first, second or third in a race. John Locke charges $45 per day per horse and Jeff Radosevich $35 per day per horse. Trainers barely break even on the per diem charges, and their source of true income is from the 10% they receive from the purses. This incentive arrangement is common in the industry and in no way jeopardizes the quality of care received by the horses. Moreover, because of the incentive fee, it is in their best interest for horses to perform well and to be well taken care of. Training costs cover all expenses for the horses, including feed, usual healthcare, stable, exercise and training for racing. While our higher dollar competitors may utilize more expensive trainers or indeed have their own private trainers, we believe our horses receive training that is as good as can be obtained. Daily care and training of our horses is provided by the trainers.

Thoroughbreds has no employees. Wherever our horses are located, they are taken care of by third parties. We manage our business from Texas by constant contact with our trainers and we make all major decisions such as which horses to run in which races in coordination with our trainers. We can watch all of our horses when they run at various race tracks either on satellite TV or through the Internet. When it comes to purchasing horses at various horse sales, our management team led by Pam Halter and Kevin B. Halter makes all the selections after lengthy physical evaluation and pedigree research of all the horses we are interested in at a particular sale. This takes several days prior to the sale and strenuous work on the part of the team.

Halter's Involvement in Other Companies. Kevin B. Halter and his son, Kevin Halter, Jr. are principals of Halter Capital Company ("HCC"). For twenty years HCC has been in the business of buying and selling companies. One of its business strategies has been to form or acquire small publicly held companies having nominal, or in some cases, no business operations, in order to combine these "public shells" with an operating company. These "reverse merger" transactions permit a privately held operating company to become publicly traded without the expense and time required in a transactional initial public offering. Therefore, companies have been acquired having a stated business plan, but which later terminated their original business to take on the business of the larger, acquired company. See "Management."

Pam Halter has also served as an officer or director of companies that have engaged in reverse merger transactions. See "Management."

HCC and the management of this Company have no present intention of causing Millennia, Inc. to participate in any reverse merger transaction or to change its core business plan. However, Management will be alert to opportunities that may arise in which investors are able to obtain an attractive return on their investment.

Only two companies that have been sold by HCC have had any involvement in the breeding or racing of horses. Doblique, Inc. and Whispering Oaks International were each sold after receiving unsolicited offers from independent parties seeking a suitable reporting company into which they could contribute their operating business.

Item 2. Financial Information.

Millennia, Inc. recommenced operations in February 2005, when it acquired Thoroughbreds, Inc. for a total consideration of $400,000 in the form of a promissory note. Thoroughbreds, Inc. had been in existence since March 2000, engaged in the business of buying and selling thoroughbred race horses of every age (a process known ass "pinhooking"). In 2004, Thoroughbreds changed its primary business to buying, training, racing and breeding thoroughbred horses.

Summary Financial Data

         Balance Sheet Data                          Year Ended December 31,
                  Assets                              2007           2006
                                                  -----------    -----------
                           Cash                       203,664        255,789
                           Horses                     465,761        405,482
                                                  -----------    -----------
                                                      669,425        661,271
                  Liabilities
                           Current liabilities      1,000,053        726,835
                           Due to related party     2,277,086      2,225,681
                                                  -----------    -----------
                                                    3,277,139      2,952,521
                                                  -----------    -----------
                  Stockholders' deficit            (2,607,714)    (2,291,250)

Operating Data

                                                     Year Ended December 31,
                                                      2007           2006
                                                  -----------    -----------
                  Revenues                        $   458,327    $   425,485
                  Operating expense                   609,088        762,589
                  Other expense                       165,703        138,012
                  Net loss                           (316,464)      (475,486)
                  Loss per share                        (0.14)         (0.20)


Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Revenues. Revenues increased $32,842 (7.7%) from $425,485 in 2006 to $458,327 in 2007. All revenues were derived from purses paid in races in which our horses were entered. Revenues are spread throughout the year, and there is little seasonal fluctuation.

Operating Expenses. Operating expenses decreased $153,501 (20.1%) from $762,589 to $609,088. General decreases in livestock expense (training, veterinary), general and administrative and depreciation were further decreased by a $129,537 gain on the sale of horses during 2007. General and administrative costs include management fees of $72,000 in 2007 and $60,000 in 2006 incurred and payable to Halter Capital Corporation.

Loss from Operations. As a result primarily in the profit from the sale of horses, our total operating loss in 2007 was $150,761, 45% of the amount of such loss in 2006.

Net Loss. The Company's net loss for 2007 was $316,464 ($0.14 per share) compared to $475,426 ($0.20 per share) in 2006. Interest expense for loans provided to the company from management was $165,703 in 2007 compared to $138,082 in 2006.

Liquidity. Since the acquisition of Thoroughbreds, all of our cash needs have been met through revenues from racing purses, sales of livestock and loans from Mrs. Halter. In connection with the acquisition of Thoroughbreds, Inc.,


Millennia issued a note to Mrs. Halter in the amount of $400,000. The note bears interest at 6% and is due on demand after March 31, 2009. Interest associated with the note amounting to $70,000 has been accrued through December 31, 2007.
Interest expense of $24,000 has been recorded as interest expense in each of the years ended December 31, 2007 and 2006.

Pursuant to a certain promissory note executed on December 31, 2005, Mrs. Halter has periodically advanced and received repayment of funds loaned to the Company to support operations, settle outstanding trade accounts payable and provide working capital. The net advances are repayable upon demand after March 31, 2009, although Mrs. Halter has orally committed that the note will not be called before December 31, 2009.

                         2002         2003          2004          2005         2006         2007
                      ----------   ----------   ----------    ----------   ----------    ----------

January               $     --           --         40,000        25,000     (127,125)      141,000
February                    --          2,000        5,000        15,000       20,000       (39,000)
March                       --          5,500         --          45,000       91,234       (30,000)
April                       --         99,100       35,472        55,000      254,000      (245,000)
May                         --          3,000      115,000        30,000       71,000      (137,000)
June                        --         10,100       80,000        38,000       35,000        10,500
July                        --          3,002        7,500        25,000       24,500          --
August                      --         11,000       10,000         3,000      (41,500)         --
September                   --         42,000       25,000       225,000       88,700        10,000
October                     --          7,700       60,000        60,000       75,000       325,000
November                     100         --        (19,161)       39,895       10,000        (6,900)
December                   2,500      129,100       62,343          --         27,726        22,800
                      ----------   ----------   ----------    ----------   ----------    ----------

         Total        $    2,600      312,502      421,154       560,895      528,535        51,400
                      ==========   ==========   ==========    ==========   ==========    ==========

Cumulative advances   $    2,600      315,102      736,256     1,297,151    1,825,686     1,877,086
                      ==========   ==========   ==========    ==========   ==========    ==========


Through the year ended December 31, 2004 the advances made to the Company were non-interest bearing and due on demand. Accordingly, no interest expense was accrued on the advances through that date.

Total advances under the note to the Company are limited to $2,000,000. In addition, commencing January 1, 2005, the balance of advances due at that date as well as all subsequent advances bear interest at 6%. At December 31, 2007 and 2006, the Company has accrued $260,324 and $150,555 in interest associated with the advances and is included in accrued interest in the accompanying consolidated financial statements. The Company recognized corresponding interest expense of $109,769 and $92,980 in the years ended December 31, 2007 and 2006 in the accompanying consolidated statements of operations. This note becomes payable upon demand on March 31, 2009, although Mrs. Halter has advised the Company that no demand will be made before December 31, 2009. Until December 31, 2009 the Company's management will strive to build a horse racing business that is self-sustaining.

Following the effectiveness of this Registration Statement, we will become a reporting company and our general and administrative expenses related to public company reporting and governance will approximate $18,000 per year. These expenses will be paid form Company revenues or from advances under the note to Mrs. Halter.

The Company has no off-balance sheet arrangements.

Item 3. Properties.

The Company shares office space furnished to it at no cost from its principal shareholder, Halter Capital Corporation. Management considers the Company's current office space arrangement adequate. Our offices are located at 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following information table sets forth certain information regarding the Company's common stock ownership as of March 1, 2008 by (1) any person (including any group) who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, (3) all executive officers and directors as a group, and (4) all shares that may be acquired by such persons within 60 days. On such date there were 2,337,837 shares issued and outstanding.

Name and Address                       Shares Owned         Percentage
----------------                       ------------         ----------
Halter Capital Corporation             1,958,100 (1)          83.8
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

Kevin B. Halter                        2,124,527 (2)          90.8
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

Kevin B. Halter, Jr.                   2,099,445 (3)          89.8
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

Pam J. Halter                              8,100 (4)           0.3
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

All officers and directors             2,273,972 (5)          97.3
As a group (3) persons
----------------------
(1)Owned of record. Halter Capital Corporation is owned 50% by Kevin B. Halter and 50% by Kevin B. Halter, Jr., and they share in the voting and dispositive power over the shares.

(2) Includes 1,958,100 shares owned of record by Halter Capital Corporation and 166,427 owned of record by Kevin B. Halter.

(3) Includes 1,958,100 shares owned of record by Halter Capital Corporation and 141,345 shares owned of record by Kevin B. Halter, Jr.

(4) Owned of record.

(5)Includes 1,958,100 shares owned of record by Halter Capital Corporation , 166,4 27, shares owned of record by Kevin B. Halter, 141,345 shares owned of record by Kevin B. Halter, Jr. and 8,100 shares owned of record by Pam Halter.

Item 5.           Directors and  Executive Officers.

The directors and officers of the Company are listed below with information about their respective backgrounds. Directors are elected at each annual meeting of stockholders and hold office until the following annual meeting.

Kevin B. Halter                 72    Chairman, President, CEO, CFO and Director
Kevin Halter, Jr.               47    Vice President and Director
Pam J. Halter                   53    Secretary and Director

Kevin B. Halter has served as President, Chief Executive Officer and Chairman of the Board of the Company since 1994. He has also been the Chief Financial Officer of the Company since 1998. He has been President of Halter Capital Corporation, a financial consulting and investment firm since 1987. From August 4, 1998 until February 27, 2004 he was President and Director of Millennia Tea Masters, Inc., now known as VoIP, Inc. From February 21, 2006 until April 14, 2006 he was a Director of Rub A Dub Soap, Inc. Mr. Halter has been involved in the Thoroughbred racing industry for over 27 years as an owner and breeder of thoroughbred horses. His expertise is in evaluating horses pedigrees at auctions, and also the selection of horses to claim (purchase) from various races at various race tracks.

Kevin B. Halter, Jr. has served as Vice President and Director since 1994. From 1998 until February 2005 he has also been the Secretary of the Corporation. Since 1987, he has been President of Securities Transfer Corporation, an SEC registered stock transfer company. He has been a vice president and director of Halter Capital Corporation since 1987. From August 4, 1998 until February 27, 2004 he was a Director and Secretary-Treasurer of Millennia Tea Masters, Inc., now known as VoIP, Inc. From January 31, 2005 until March 2005 he was President and a Director of Meditech, Inc., now known as Deli Solar (USA) Inc. From March 30, 2005 until January 30, 2006 he was President and a Director of Strong Technical, Inc., now known as Zhongpin, Inc. From October 18, 2005 until December 7, 2005, he was President and a Director of General Devices, Inc., now known as Aduromed Industries, Inc. From February 21, 2006 until February 5, 2008 he was President and a Director of Rub A Dub Soap, Inc.

Pam J. Halter has served as Secretary and Director of the Company since February 2005. Since 2000 she has been the President, CEO and a director of Thoroughbreds, Inc. She has been involved in various facets of horse racing since the age of sixteen. She became a trainer and owner of horses about 20 years ago. From March 2000 until March 2003, Ms. Halter was President, CEO and a director of Doblique, Inc., a company engaged in the thoroughbred racing business. From February 21, 2006 until February 5, 2008 she was Secretary and a director of Rub a Dub Soap Company, Inc. From October 18, 2005 until December 7, 2005 she was a Director and Secretary-Treasurer of General Devices, Inc., now known as Aduromed Industries, Inc. From January 30, 2005 until January 30, 2006 she was a Director and Secretary-Treasurer of Strong Technical, Inc., now known as Zhongpin, Inc.

Ms. Halter has been involved in the thoroughbred racing industry for over 38 years as owner, trainer, breeder and other functions. Her expertise lies in her ability to assess the conformation and body language of horses, which are important considerations when purchasing horses at auctions or claiming (purchasing) horses at race tracks. Horse conformation refers to the correctness of a horse's bone structure, musculature, and its body proportions in relation to each other. Undesirable conformation in a horse can limit its ability to successfully perform as a racehorse. From the body language of a horse, an expert can tell a lot about their demeanor and how they will handle themselves.

General Devices, Inc., Strong Technical, Inc., Meditech, Inc. and Rub A Dub Soap, Inc. were all publicly traded shell companies, whose control was acquired by Halter Capital Corporation for the purpose of combining with an operating business without the need to do a traditional initial public offering.

Kevin Halter, Jr. is the son of Kevin B. Halter; Pam J. Halter is the wife of Kevin B. Halter

None of the officers and directors has been involved during the past five years in any bankruptcy proceeding or criminal proceedings, or subject to any order, judgment or decree enjoining them from participation in any type of business, or found to have violated any federal or state securities or commodities law.

Kevin B. Halter and Pam J. Halter will each spend approximately 50% of their time working on the affairs of the company. Kevin Halter Jr. will not be employed.

There are no Board of Director committees in existence.

Item 6. Executive Compensation.

Neither the Company nor its subsidiary pay any compensation to its officers and directors and have not paid compensation in any amount or of any kind to its executive officers or directors for the years ended 2006 and 2007. The Company pays management fees to Halter Capital Corporation as described in Item 7. There are no stock options or other derivative securities outstanding.

Item 7. Certain Relationships and Related Transactions.

In January 2005, the Company purchased 100% of the outstanding shares of Thoroughbreds, Inc in exchange for $400,000 evidenced by a promissory note payable to Pam J. Halter as the seller. Such note is still outstanding and is more fully described in footnote 4 to the financial statements.

Pursuant to a promissory note dated December 31, 2004, Pam J. Halter agreed to make loans and advances up to the principal amount of $2,000,000. The following is a schedule of all of the funds advanced by Pam J. Halter to Thoroughbreds through December 31, 2007. (parenthesis designates funds repaid by the Company):

                          2002          2003         2004          2005         2006          2007
                       ----------   ----------   ----------    ----------   ----------    ----------

January                $     --     $     --     $   40,000        25,000     (127,125)      141,000
February                     --          2,000        5,000        15,000       20,000       (39,000)
March                        --          5,500         --          45,000       91,234       (30,000)
April                        --         99,100       35,472        55,000      254,000      (245,000)
May                          --          3,000      115,000        30,000       71,000      (137,000)
June                         --         10,100       80,000        38,000       35,000        10,500
July                         --          3,002        7,500        25,000       24,500          --
August                       --          1,000       10,000         3,000      (41,500)         --
September                    --         42,000       25,000       225,000       88,700        10,000
October                      --          7,700       60,000        60,000       75,000       325,000
November                      100         --        (19,161)       39,895       10,000        (6,900)
December                    2,500      129,100       62,343          --         27,726        22,800
                       ----------   ----------   ----------    ----------   ----------    ----------

  Total                $    2,600      312,502      421,154       560,895      528,535        51,400
                       ==========   ==========   ==========    ==========   ==========    ==========

 Cumulative advances   $    2,600      315,102      736,256     1,297,151    1,825,686     1,877,086
                       ==========   ==========   ==========    ==========   ==========    ==========

Through the year ended December 31, 2004 the advances made to the Company were non-interest bearing and due on demand. Accordingly, no interest expense was accrued on the advances through that date.

Total advances to the Company under the note are limited to $2,000,000. In addition, commencing January 1, 2005 the balance of advances due at that date as well as all subsequent advances bear interest at 6%. At December 31, 2007, the Company has accrued $260,324 in interest associated with the advances and recognized $109,769 and $92,980 in interest expense in the 2007 and 2006 consolidated statements of operations, respectively. The loan becomes due on demand on March 31, 2009; however, Ms. Halter has orally committed not to call the loan prior to December 31, 2009.

Mr. Halter and HCC provided operational management and administrative services to the Company including the provision of accounting services, office space and furniture and equipment. In consideration for these services, the Company has been charged management fees amounting to $72,000 and $60,000 in 2007 and 2006, respectively. Accordingly, these fees have been included in accounts payable/accrued expenses and general and administrative expense in the accompanying consolidated financial statements.

We have no independent directors and therefore have no procedures in effect for reviewing and pre-approving any transactions between the Company, our directors, officers and other affiliates. Management will use its best diligence to ensure that all transactions are on terms at least as favorable to the Company as we would expect to negotiate with unrelated third parties. All related party transactions in which we have already participated were on terms at least as favorable to our Company as we would have expected to negotiate with unrelated third parties.

Item 8. Legal Proceedings.

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.

Until 1998 the Company's common stock was listed on the American Stock Exchange. Currently the Company's common stock is quoted in the Pink Sheets under the symbol "MENA".

In 1998, the Company had less than 300 shareholders of record and filed a Form 15 with the SEC allowing it to become a non-reporting company. The expenses involved for a reporting company without any operations were such that our Board of Directors felt it advisable to become a non-reporting company as permitted by the rules of the SEC.

The following is the range of high and low bid of the Company's common stock quoted in the Pink Sheets. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

                          2005              2006                2007
                          ----              ----                ----
First Quarter          .20 - 2.51        .78 - 1.93          .55 - 1.00
Second Quarter        1.75 - 3.28        .68 -  .78          .55 - 1.00
Third Quarter         1.92 - 1.98        .68 - 1.00          .55 - 2.00
Fourth Quarter        1.92 - 2.97        .43 - 1.00          .33 - 3.50

On November 15, 2007, the company effected a 3 for 1 forward split of its stock, in form of a stock dividend to its shareholders. The share prices listed in the table above reflect retroactively the price of the stock based upon the forward split.

As of January 23, 2008, the approximate number of shareholders of record of our common stock is 223.

Item 10. Recent Sales of Unregistered Securities.

None.

Item 11. Description of Registrant's Securities to be Registered.

The authorized capital stock of the Company consists of 50,000,000 shares of common stock with a par value of $0.001 per share, of which 2,337,837 shares are issued and outstanding, and 50,000,000 shares of preferred stock with a par value of $0.001 per share of which none are issued and outstanding.

The holders of common stock (1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and
(3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no outstanding preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders"), when voting for the election of directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

Prior to the issuance of any of the Preferred Shares, the Board of Directors shall determine the number of Preferred Shares to be issued from the total shares authorized, and such shares shall constitute a series of the Preferred Shares. Such series shall have such preferences, limitations, and relative rights as the Board of Directors shall determine and such series shall be given a distinguishing designation. Each share of a series shall have preferences, limitations, and relative rights identical with those of all other shares of the same series. Except to the extent otherwise provided in the Board of Directors' determination of a series, the shares of such series shall have preferences, limitations, and relative rights identical with all other series of the Preferred Shares. Preferred shares may have dividend or liquidation rights which are prior (superior or senior) to the dividend and liquidation rights and preferences of the Common Shares and any other series of the Preferred Shares. Also, any series of the Preferred Shares may have voting rights.

Anti-Takeover Provisions.

The Company's Articles of Incorporation and Bylaws do not contain any special provisions designed to make an unwanted change of control more difficult. The Nevada corporate statutes contain two provisions that may serve to inhibit an unwanted takeover attempt:


Control Share Statute.

Sections 78.378 - 78.3793 of the Nevada statutes constitute Nevada's control share statute, which set forth restrictions on the acquisition of a controlling interest in a Nevada corporation which does business in Nevada (directly or through an affiliated corporation) and which has 200 or more stockholders, at least 100 of whom are stockholders of record and residents of Nevada. A controlling interest is defined as ownership of common stock sufficient to enable a person directly or indirectly and individually or in association with others to exercise voting power over at least 20% but less than 33.3% of the common stock, or at least 33.3% but less than a majority of the common stock, or a majority or more of the common stock. Generally, any person acquiring a controlling interest must request a special meeting of stockholders to vote on whether the shares constituting the controlling interest will be afforded full voting rights, or something less. The affirmative vote of the holders of a majority of the common stock, exclusive of the control shares, is binding. If full voting rights are not granted, the control shares may be redeemed by the Company under certain circumstances. The Company does not believe the foregoing provisions of the Nevada statutes are presently applicable to it because it does not presently conduct business in Nevada; however, if in the future it does conduct business in Nevada then such provisions may apply.

Business Combination Statute.

Sections 78.411 - 78.444 of the NRS set forth restrictions and prohibitions relating to certain business combinations and prohibitions relating to certain business combinations with interested stockholders. These Sections generally prohibit any business combination involving a corporation and a person that beneficially owns 10% or more of the common stock of that company (an "Interested Stockholder") (A) within five years after the date (the "Acquisition Date") the Interested Stockholder became an Interested Stockholder, unless, prior to the Acquisition Date, the corporation's board of directors had approved the combination or the purchase of shares resulting in the Interested Stockholder becoming an Interested Stockholder; or (B) unless five years have elapsed since the Acquisition Date and the combination has been approved by the holders of a majority of the common stock not owned by the Interested Stockholder and its affiliates and associates; or (C) unless the holders of common stock will receive in such combination, cash and/or property having a fair market value equal to the higher of (a) the market value per share of common stock on the date of announcement of the combination or the Acquisition Date, whichever is higher, plus interest compounded annually through the date of consummation of the combination less the aggregate amount of any cash dividends and the market value of other dividends, or (b) the highest price per share paid by the Interested Stockholder for shares of common stock acquired at a time when he owned 5% or more of the outstanding shares of common stock and which acquisition occurred at any time within five years before the date of announcement of the combination or the Acquisition Date, whichever results in the higher price, plus interest compounded annually from the earliest date on which such highest price per share was paid less the aggregate amount of any cash dividends and the market value of other dividends. For purposes of these provisions, a "business combination" is generally defined to include (A) any merger or consolidation of a corporation or a subsidiary with or into an Interested Stockholder or an affiliate or associate; (B) the sale, lease or other disposition by a corporation to an Interested Stockholder or an affiliate or associate of assets of that corporation representing 5% or more of the value of its assets on a consolidated basis or 10% or more of its earning power or net income; (C) the issuance by a corporation of any of its securities to an Interested Stockholder or an affiliate or associate having an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of that corporation; (D) the adoption of any plan to liquidate or dissolve a corporation proposed by or under an agreement with the Interested Stockholder or an affiliate or associate; (E) any receipt by the Interested Stockholder or an affiliate, except proportionately as a stockholder, of any loan, advance, guarantee, pledge or other financial assistance or tax credit or other tax advantage; and (F) any recapitalization or reclassification of securities or other transaction that would increase the proportionate shares of outstanding securities owned by the Interested Stockholder or an affiliate. Sections 78.411-78.444 of the Nevada statutes are presently applicable to the Company.

Item 12. Indemnification of Directors and Officers.

Article XI of the Company's Restated Articles of Incorporation limits the liability of the Company's directors. It provides that no director of the Company shall be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director, except for liability for any breach of the duty of loyalty, for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, or for any transaction from which he derived an improper personal benefit.

In addition, Section 7.8 of the Company's Bylaws provides that the Company shall, to the maximum extent permitted by law, indemnify each officer and director against expenses, judgments, fines, settlements and other amount actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person in connection with any proceeding arising by reason of the fact that such person has served as an officer, agent or director of the Company, and may so indemnify any person in connection with any proceeding arising by reason of the fact that such person has served as an officer or director of the Company.

Section 78.138(7) of the Nevada Revised Statutes (the "NRS") provides, with limited exceptions, that:

a director or officer is not individually liable to the corporation or its stockholders for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that:

     (a) His act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

     (b) His breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

Section 78.7502 of the NRS permits the Company to indemnify its directors and officers as follows:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action suit or proceeding if he:

     (a)  Is not liable pursuant to NRS 78.138; or

     (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS
78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

     (a)  Is not liable pursuant to NRS 78.138; or

     (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

In addition, Section 78.751 of the NRS permits the Company to indemnify its directors and officers as follows:

     1. Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     (a)  By the stockholders;

     (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

     (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     3. The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

Item 13. Financial Statements and Supplementary Data

Financial statements are presented at the end of this report.

Item 14. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

3.1      Articles of Incorporation
3.2      Bylaws

4.1      Specimen Stock certificates
10.1     Promissory Note dated January 31, 2005
10.2     Pledge Agreement dated January 31, 2005
10.3     Promissory Note dated December 31, 2004

(all previously filed with Registrant's Form 10SB, File No. 000-16974

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   March 28, 2008

                                       Millennia, Inc.



                                       By: /s/ Kevin B. Halter
                                           -------------------------------------
                                           President and Chief Executive Officer

                                    PART F/S

                                 MILLENNIA, INC.

                    Table of Contents to Financial Statements







     Independent Auditors' Report..............................................1

     Consolidated Balance Sheets...............................................2

     Consolidated Statements of Operations.....................................3

     Consolidated Statements of Stockholders' Deficit..........................4

     Consolidated Statements of Cash Flows.....................................5

     Notes to Consolidated Financial Statements................................6

                          TSCHOPP, WHITCOMB & ORR, P.A.
                     2600 Maitland Center Parkway, Suite 330
                             Maitland, Florida 32751


             Report of Independent Registered Public Accounting Firm


Board of Directors and Stockholders
Millennia, Inc.:

We have audited the accompanying consolidated balance sheets of Millennia, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 9 to the consolidated financial statements, the Company has restated the accompanying 2006 consolidated financial statements included herein.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Millennia, Inc. as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Tschopp, Whitcomb & Orr, P.A.


January 4, 2008, except for note 9 as to which the date is February 29, 2008 Maitland, Florida


                                 MILLENNIA, INC.

                           Consolidated Balance Sheets

                           December 31, 2007 and 2006

                                     Assets
                                     ------

                                                                           2006
                                                            2007        (Restated)
                                                        -----------    -----------

Current asset:
       Cash                                             $   203,664        255,789

Livestock, net (note 6)                                     465,761        405,482
                                                        -----------    -----------

               Total assets                             $   669,425        661,271
                                                        ===========    ===========

                      Liabilities and Stockholders' Deficit
                      -------------------------------------

Current liabilities:
       Accounts payable and accrued expenses (note 5)   $   669,729    $   530,280
       Accrued interest (notes 4 and 5)                     330,324        196,555
                                                        -----------    -----------

               Total current liabilities                  1,000,053        726,835

Note payable to related party (note 4)                      400,000        400,000
Due to related party (note 5)                             1,877,086      1,825,686
                                                        -----------    -----------

               Total liabilities                          3,277,139      2,952,521
                                                        -----------    -----------

Stockholders' deficit:
       Preferred stock - $0.001 par value
           50,000,000 shares authorized; no
           shares issued and outstanding                       --             --
       Common stock - $0.001 par value
           50,000,000 shares authorized
           2,337,837 shares issued and outstanding            2,338          2,338
       Additional paid-in capital                         6,024,341      6,024,341
       Accumulated deficit                               (8,634,393)    (8,317,929)
                                                        -----------    -----------

               Total stockholders' deficit               (2,607,714)    (2,291,250)
                                                        -----------    -----------

Total liabilities and stockholders' deficit             $   669,425    $   661,271
                                                        ===========    ===========


          See accompanying notes to consolidated financial statements.


                                 MILLENNIA, INC.

                      Consolidated Statements of Operations

                     Years ended December 31, 2007 and 2006


                                                                           2006
                                                            2007        (Restated)
                                                        -----------    -----------

Revenues:
     Purses                                             $   458,327        425,185
                                                        -----------    -----------

Operating expenses:
     Livestock expenses                                     506,173        517,795
     General and administrative (note 5)                    128,123        140,118
     Depreciation expense                                   104,329        111,444
     Gain on disposition of livestock                      (129,537)        (6,768)
                                                        -----------    -----------

                                                            609,088        762,589
                                                        -----------    -----------

Operating loss                                             (150,761)      (337,404)
                                                        -----------    -----------

Other income (expense):
     Interest expense (notes 4 and 5)                      (165,703)      (138,082)
                                                        -----------    -----------

               Total other expense                         (165,703)      (138,082)
                                                        -----------    -----------

               Loss before provision for income taxes      (316,464)      (475,486)

Provision for income taxes (note 7)                            --             --
                                                        -----------    -----------

               Net loss                                    (316,464)      (475,486)
                                                        ===========    ===========


Basic and diluted loss per share                        $     (0.14)         (0.20)
                                                        ===========    ===========

Weighted average number of shares
     outstanding - basic and diluted                      2,337,837      2,337,837
                                                        ===========    ===========





          See accompanying notes to consolidated financial statements.


                                 MILLENNIA, INC.

                Consolidated Statements of Stockholders' Deficit

                     Years ended December 31, 2007 and 2006






                                                    Common Stock
                                               ----------------------    Additional
                                                Number of                 Paid-In    Accumulated
                                                 Shares     Par Value     Capital      Deficit        Total
                                               ----------   ----------   ----------   ----------    ----------


Balances at January 1, 2006 (as restated)      2,337,837   $    2,338    6,024,341   (7,842,443)   (1,815,764)


Net loss                                            --           --           --       (475,486)     (475,486)
                                              ----------   ----------   ----------   ----------    ----------

Balances at December 31, 2006 (as restated)    2,337,837        2,338    6,024,341   (8,317,929)   (2,291,250)


Net loss                                            --           --           --       (316,464)     (316,464)
                                              ----------   ----------   ----------   ----------    ----------

Balances at December 31, 2007                  2,337,837   $    2,338    6,024,341   (8,634,393)   (2,607,714)
                                              ==========   ==========   ==========   ==========    ==========

















          See accompanying notes to consolidated financial statements.

                                  MILLENNIA, INC.

                       Consolidated Statements of Cash Flows

                       Years ended December 31, 2007 and 2006


                                                                            2006
                                                              2007       (Restated)
                                                            ---------    ---------

Cash flows from operating activities:
     Net loss                                               $(316,464)    (475,486)
     Adjustments to reconcile net loss to net cash
        used in operating activities:
          Depreciation                                        104,329      111,444
          Gain on disposition of livestock                   (129,537)      (6,768)
     Changes in operating assets and liabilities:
        Accounts payable and accrued expenses                 139,449       48,994
        Accrued interest                                      133,769      116,980
                                                            ---------    ---------

                Net cash used in operating activities         (68,454)    (204,836)
                                                            ---------    ---------

Cash flows from investing activities:
     Purchase of livestock                                   (460,271)    (354,700)
     Proceeds from disposition of livestock                   425,200      129,689
                                                            ---------    ---------

                Net cash used in investing activities         (35,071)    (225,011)
                                                            ---------    ---------

Cash flows from financing activities:
     Funds advanced from related party                         51,400      528,535
                                                            ---------    ---------

                Net cash provided by financing activities      51,400      528,535
                                                            ---------    ---------

                Net increase (decrease) in cash               (52,125)      98,688

Cash at beginning of period                                   255,789      157,101
                                                            ---------    ---------

Cash at end of period                                       $ 203,664      255,789
                                                            =========    =========

Supplemental disclosures of cash flow information:
     Cash paid for interest                                 $    --           --
                                                            =========    =========

     Cash paid for income taxes                             $    --           --
                                                            =========    =========




          See accompanying notes to consolidated financial statements.

                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements

                           December 31, 2007 and 2006


(1)  Organization and Description of Business
     ----------------------------------------

Millennia, Inc. (Millennia Delaware) was originally formed as a Delaware corporation which subsequently owned several subsidiaries that were involved in a variety of business ventures through 1999. Since that time, however, Millennia Delaware has been an inactive corporate entity.

On February 23, 2005, pursuant to a certain merger agreement, Millennia Delaware merged into Millennia, Inc., a corporate entity organized and formed under the laws of the state of Nevada. Prior to the merger the Nevada corporation did not have any operations and was formed solely for the purpose of perpetuating the interest of the Millennia Delaware as a Nevada corporation. As such, all of the stockholders of Millennia Delaware retained an equal interest in the common stock of the Nevada corporation. In accordance with the provisions of the merger agreement, the Nevada corporation was designated as the surviving entity and is hereinafter referred to as Millennia, Inc. (Millennia). The effect of the merger and exchange of shares has been given retroactive effect in the accompanying consolidated financial statements.

On  January  31,  2005  Millennia  entered  into  a  stock  purchase   agreement
(Agreement) with the sole stockholder of Thoroughbreds, Inc., a Nevada corporation (Thoroughbreds). Under terms of the Agreement, Millennia purchased 100% of the issued and outstanding capital stock of Thoroughbreds for a total consideration of $400,000 evidenced by a promissory note issued to the seller. Accordingly, Thoroughbreds became a wholly owned subsidiary of Millennia. Millennia and Thoroughbreds are considered to be entities under common control. Therefore, the net assets of Thoroughbreds on the date of the merger were recorded at their carrying value (predecessor basis). (See note 3).

Thoroughbreds, Inc. was incorporated on March 27, 2000 under the laws of the State of Nevada and was formed for the purpose of buying and selling thoroughbred race horses of every age from broodmares, weanlings, yearlings and racing age horses. However, in 2004, Thoroughbreds changed its primary business purpose from buying and selling thoroughbreds to buying, training, racing and breeding thoroughbred horses.

                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements


(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Principles of Consolidation
          ---------------------------

          The accompanying consolidated financial statements included the accounts of Millennia, Inc. and its wholly owned subsidiary, Thoroughbreds, Inc. (collectively referred to as the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

     (b)  Use of Estimates
          ----------------

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)  Cash and Cash Equivalents
          -------------------------

          For purposes of reporting cash flows, the Company considers all cash on hand, in banks, including and on deposit with brokerage houses, certificates of deposit and other highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash and cash equivalents.

     (d)  Revenue Recognition
          -------------------

          The Company recognizes revenue upon final settlement of sales transactions of its livestock which generally occurs at livestock auctions and claim races. The revenue and costs of revenue from the sale of livestock is recognized on a specific identification basis. Revenue from racing activities is recognized at the conclusion of the racing event.

     (e)  Depreciation
          ------------

          Depreciation of livestock is computed on the straight-line method over their estimated breeding or racing lives, which range from three to five years.


                                                                     (Continued)

                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements


(2)  Summary of Significant Accounting Policies - (Continued)
     --------------------------------------------------------

     (f)  Financial Instruments Fair Value, Concentration of Business and Credit
          ----------------------------------------------------------------------
          Risk
          ----


          The carrying amount reported in the consolidated balance sheets for cash, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported in the accompanying consolidated balance sheets for note payable and amounts due to related parties approximates fair value because the actual interest rates do not significantly differ from current rates offered for instruments with similar characteristics.

     (g)  Organization Costs
          ------------------

          In accordance with AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities", the Company has charged all expenses associated with the incorporation, organization and initial capitalization of the Company to operations as incurred.

     (h)  Research and Development Expenses
          ---------------------------------

          Research and development expenses are charged to operations as incurred. There were no research and development expenses incurred in the years ended December 31, 2007 and 2006.

     (i)  Advertising Expenses
          --------------------

          Advertising and marketing expenses are charged to operations as incurred. There were no advertising and marketing expenses incurred during the years ended December 31, 2007 and 2006.

     (j)  Asset Impairment
          ----------------

          The recoverability of intangible assets and other long-lived assets is assessed periodically or whenever adverse events or changes in circumstances or business climate indicate that the expected cash flows previously anticipated warrant a reassessment. When such reassessments indicate the potential of impairment, all business factors are considered and, if the carrying value of such intangible assets and other long-lived assets is not likely to be recovered from future undiscounted operating cash flows, they will be written down for financial reporting purposes.


                                                                     (Continued)

                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements


(2)  Summary of Significant Accounting Policies - (Continued)
     --------------------------------------------------------

     (k)  Income Taxes
          ------------

          The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recorded based on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes using enacted tax rates in effect for the years in which the differences are expected to reverse. Income tax expense is the sum of the tax currently payable and the change in deferred tax assets and liabilities during the period. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

     (l)  Earnings or Loss per Common Share
          ---------------------------------


          Basic and diluted loss per common share have been computed based upon the weighted average number of common shares outstanding during the period presented. At December 31, 2007 and 2006 there were no common stock equivalents outstanding.

(3)  Purchase of Thoroughbreds, Inc.
     -------------------------------

     On January 31, 2005, Millennia entered into a stock purchase agreement to acquire 100% of the outstanding stock of Thoroughbreds, Inc. for a total consideration of $400,000 evidenced by a promissory note issued to the seller. Since Millennia and Thoroughbreds are considered entities under common control, the net assets were recorded at their carrying value (predecessor basis) at that date in the Company's financial statements.

(4)  Note Payable
     ------------

     In connection with the acquisition of  Thoroughbreds,  Inc. as discussed in
     Note 3 above, Millennia issued a note in the amount of $400,000. The note bears interest at 6% and is due on demand after March 31, 2009. Interest associated with the note amounting to $70,000 has been accrued through December 31, 2007. Interest expense of $24,000 has been recorded as interest expense in each of the years ended December 31, 2007 and 2006. The note was issued to the former sole stockholder of Thoroughbreds who is the wife of the principal stockholder and officer of Millennia.

                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements


(5)  Related Party Transactions
     --------------------------

The former stockholder of Thoroughbreds has periodically advanced and received repayment of funds loaned to the Company to support operations, settle outstanding trade accounts payable and provide working capital. The net advances are repayable upon demand after March 31, 2009.

The advances received (paid) by the Company through December 31, 2007 are included in the following schedule:

                         2002         2003         2004          2005         2006          2007
                      ----------   ----------   ----------    ----------   ----------    ----------

January               $     --           --         40,000        25,000     (127,125)      141,000
February                    --          2,000        5,000        15,000       20,000       (39,000)
March                       --          5,500         --          45,000       91,234       (30,000)
April                       --         99,100       35,472        55,000      254,000      (245,000)
May                         --          3,000      115,000        30,000       71,000      (137,000)
June                        --         10,100       80,000        38,000       35,000        10,500
July                        --          3,002        7,500        25,000       24,500          --
August                      --         11,000       10,000         3,000      (41,500)         --
September                   --         42,000       25,000       225,000       88,700        10,000
October                     --          7,700       60,000        60,000       75,000       325,000
November                     100         --        (19,161)       39,895       10,000        (6,900)
December                   2,500      129,100       62,343          --         27,726        22,800
                      ----------   ----------   ----------    ----------   ----------    ----------

         Total        $    2,600      312,502      421,154       560,895      528,535        51,400
                      ==========   ==========   ==========    ==========   ==========    ==========

Cumulative advances   $    2,600      315,102      736,256     1,297,151    1,825,686     1,877,086
                      ==========   ==========   ==========    ==========   ==========    ==========

Through the year ended December 31, 2004 the advances made to the Company were non-interest bearing and due on demand. Accordingly, no interest expense was accrued on the advances through that date.

Pursuant to a certain promissory note executed on December 31, 2004, total advances to the Company are limited to $2,000,000. In addition, commencing January 1, 2005, the balance of advances due at that date as well as all subsequent advances bear interest at 6%. At December 31, 2007 and 2006, the Company has accrued $260,324 and $150,555 in interest associated with the advances and is included in accrued interest in the accompanying consolidated financial statements. The Company recognized corresponding interest expense of $109,769 and $92,980 in the years ended December 31, 2007 and 2006 in the accompanying consolidated statements of operations.


                                                                     (Continued)

                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements


(5)  Related Party Transactions - (Continued)
     ----------------------------------------

The principal stockholder and officer of the Company provided operational management and administrative services to the Company including the provision of accounting services, office space and furniture and equipment. In consideration for these services, the Company has been charged management fees amounting to $72,000 and $60,000 in 2007 and 2006, respectively. Accordingly, these fees have been included in accounts payable/accrued expenses and general and administrative expense in the accompanying consolidated financial statements.

(6)  Livestock
     ---------

Livestock at December 31, 2007 and 2006 consists of the following:

                                   2007         2006
                                ---------    ---------
Horses                          $ 603,295      562,988
Accumulated depreciation         (137,534)    (157,506)
                                ---------    ---------

                                $ 465,761      405,482
                                =========    =========

(7)  Income Taxes
     ------------

As of December 31, 2007, the Company has a net operating loss carryforward of approximately $8,100,000 to offset future taxable income. Subject to current regulations, this carryforward will expire in varying amounts through 2025. Under Internal Revenue Code, certain stock transactions, including sales of stock and the granting of options to purchase stock, could limit the amount of net operating loss carryforwards that may be utilized on an annual basis to offset taxable income in future periods.

The Company's income tax expense (benefit) for the year ended December 31, 2007 and 2006 differ from the statutory federal rates as follows:

                                                          2007        2006
                                                        --------    --------
Statutory rate applied to loss before income taxes      $(90,000)   (150,000)
Increase in income taxes resulting from:
    Other, including valuation allowance for deferred
       tax assets                                         90,000     150,000
                                                        --------    --------

         Income tax expense (benefit)                   $   --          --
                                                        ========    ========


                                                                     (Continued)

                                 MILLENNIA, INC.

                   Notes to Consolidated Financial Statements


(7)  Income Taxes - (Continued)
     --------------------------

Temporary differences, consisting primarily of net operating loss carryforwards give rise to deferred tax assets at December 31, 2007 and 2006 as follows:

                                            2007           2006
                                        -----------    -----------
     Deferred tax assets
Net operating loss carryforwards        $ 2,940,000      2,850,000
Less valuation allowance                 (2,940,000)    (2,850,000)
                                        -----------    -----------

     Net deferred tax asset             $      --             --
                                        ===========    ===========

(8)  Forward Stock Split
     -------------------

In November, 2007, the Board of Directors authorized a 3 for 1 forward stock split to all holders of record at that date. Accordingly, all share and per-share amounts in the accompanying financial statements have been restated to give effect to the forward stock split.

(9)  Restatement
     -----------

The consolidated financial statements have been restated to properly include management fees incurred during 2005 and 2006 for operational and administrative services provided to the Company by its principal stockholder and officer. The cumulative effect of this correction within the accompanying consolidated financial statements was to increase accumulated deficit by $50,000 at January 1, 2006.

Additionally, general and administrative expenses in the 2006 consolidated financial statements have been increased by $60,000 to reflect previously unrecognized management fees incurred in that year, thereby increasing basic and diluted loss per share from $.18 to $.20. Accordingly, at December 31, 2006, accounts payable and accrued expenses have been increased by $110,000 to reflect those unpaid obligations as of that date.